ORGANIGRAM HOLDINGS INC.
(the “Corporation”)
Annual General and Special Meeting of Shareholders
Held on March 24, 2025
REPORT OF VOTING RESULTS
Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2024 annual general and special meeting of shareholders of the Corporation held on March 24, 2025 (the “Meeting”). All matters voted upon at the Meeting were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Corporation’s management information circular dated February 12, 2025 (the “Circular”), which is available on SEDAR+ at www.sedarplus.com. and on EDGAR at www.sec.gov.
1.ELECTION OF DIRECTORS
Each of the following individuals were elected as directors of the Corporation for a term expiring at the conclusion of the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The voting results were as follows:

Nominee	# Votes For	% of Votes For	# Votes Against	% of Votes Against
Peter Amirault	46,410,326	96.281%	1,792,595	3.719%
Dexter John	47,407,753	98.350%	795,167	1.650%
Stephen Smith	47,430,497	98.398%	772,423	1.602%
Geoffrey Machum	47,443,066	98.424%	759,854	1.576%
Sherry Porter	47,367,514	98.267%	835,406	1.733%
Marni Wieshofer	47,431,047	98.399%	771,873	1.601%
Simon Ashton	47,421,514	98.379%	781,407	1.621%
Karina Gehring	47,442,873	98.423%	760,048	1.577%
Craig Harris	47,420,091	98.376%	782,829	1.624%
Beena Goldenberg	39,191,600	81.305%	9,001,320	18.695%

2.APPOINTMENT OF AUDITOR
PKF O’Connor Davies LLP was appointed as the auditor of the Corporation until the next annual meeting of the shareholders of the Corporation or until its successor is appointed and the directors of the Corporation were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
60,213,285	95.148%	3,070,294	4.852%

3.    APPROVAL OF COMPANY NAME CHANGE RESOLUTION
A special resolution was passed by the shareholders approving an amendment to the articles of the Corporation to change the name of the Corporation to “Organigram Global Inc.”. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
60,614,054	95.778%	2,671,792	4.222%

Dated this 24th day of March, 2025.
ORGANIGRAM HOLDINGS INC.
By:    “Beena Goldenberg”
    Name: Beena Goldenberg
    Title: Chief Executive Officer